Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

March 1, 2020

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplementary Immediate Report – Notice of Organizational Sanctions

Tel Aviv, Israel – March 1, 2020 – Bezeq The Israel Telecommunication Corp. Ltd. (TASE: BEZQ) (the “Bezeq”) provided an update today related to Bezeq’s immediate report of February 22, 2020, in respect of the announcement by Bezeq’s employees’ representatives to Bezeq regarding the taking of organizational measures due to non-progress in the negotiations of a collective bargaining agreement. As per the Israeli Labor Court decision of the same day that the parties will negotiate and that the employees’ representatives would not take sanctions until March 1, 2020, it is hereby reported that on March 1, 2020, Bezeq’s employees began taking sanctions.

Bezeq is examining the volume and significance of the sanctions and continuing its treatment of the matter.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.